                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ending December 31, 2002

Commission File Number 1-16463

 Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      LEE RANCH COAL COMPANY RETIREMENT AND
                        SAVINGS PLAN FOR HOURLY EMPLOYEES
--------------------------------------------------------------------------------

 Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PEABODY ENERGY CORPORATION
--------------------------------------------------------------------------------

  701 MARKET STREET, ST. LOUIS, MISSOURI                      63101-1826
--------------------------------------------------------------------------------
 (Address of principal executive offices)                     (Zip Code)

                                TABLE OF CONTENTS

Report of Independent Auditors..................................................             1

Audited Financial Statements

     Statements of Net Assets Available for Benefits -
     December 31, 2002 and December 31, 2001....................................             2

     Statements of Changes in Net Assets Available for Benefits -
     Years Ended December 31, 2002 and 2001.....................................             3

     Notes to Financial Statements..............................................             4

Signatures......................................................................             9

Exhibit Index...................................................................            10

Exhibit 23 - Consent of Independent Auditors....................................            11

Exhibit 99.1 - Certification of Periodic Financial Reports......................            12

                         REPORT OF INDEPENDENT AUDITORS

The Plan Administrators and Participants
Lee Ranch Coal Company Retirement and
      Savings Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of Lee Ranch Coal Company Retirement and Savings Plan for Hourly Employees as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

                                                      /s/ ERNST & YOUNG LLP
                                                      ---------------------
                                                      Ernst & Young LLP

St. Louis, Missouri
May 16, 2003

                     Lee Ranch Coal Company Retirement and
                        Savings Plan for Hourly Employees

                 Statements of Net Assets Available for Benefits

                                                      DECEMBER 31
                                                 2002         2001
                                                ----------------------
ASSETS
Investments, at fair value:
  Investments in mutual funds                   $     -    $ 3,511,674
  Investments in common/collective trusts             -      3,158,408
  Investment in Peabody Energy Stock Fund             -          4,578
  Participant notes receivable                        -        833,689
                                                -------    -----------
Total investments                                     -      7,508,349
                                                -------    -----------

Net assets available for benefits               $     -    $ 7,508,349
                                                =======    ===========

See accompanying notes.

                     Lee Ranch Coal Company Retirement and
                        Savings Plan for Hourly Employees

           Statements of Changes in Net Assets Available for Benefits

                                                                  YEAR ENDED DECEMBER 31
                                                                   2002             2001
                                                                ---------------------------
ADDITIONS
Interest and dividends                                          $   269,330     $   311,022
Net realized and unrealized depreciation of investments            (879,784)       (434,002)
                                                                -----------     -----------
Net investment loss                                                (610,454)       (122,980)
                                                                -----------     -----------

Contributions:
  Employee                                                          768,995         689,290
  Employer                                                          306,956         224,214
  Rollover                                                          119,872          51,756
                                                                -----------     -----------
Total contributions                                               1,195,823         965,260
                                                                -----------     -----------

Transfers from other plans                                          200,249          10,053
                                                                -----------     -----------

Total additions                                                     785,618         852,333
                                                                -----------     -----------

DEDUCTIONS
Withdrawals by participants                                        (339,330)       (317,508)
Administrative expenses                                              (2,315)         (2,245)
Asset transfers out                                              (7,952,322)              -
                                                                -----------     -----------
Total deductions                                                 (8,293,967)       (319,753)
                                                                -----------     -----------

Net (decrease) increase in net assets available for benefits     (7,508,349)        532,580
Net assets available for benefits at beginning of year            7,508,349       6,975,769
                                                                -----------     -----------

Net assets available for benefits at end of year                $         -     $ 7,508,349
                                                                ===========     ===========

See accompanying notes.

                      Lee Ranch Coal Company Retirement and
                        Savings Plan for Hourly Employees

                          Notes to Financial Statements

                     Years Ended December 31, 2002 and 2001

1. DESCRIPTION OF THE PLAN

The following description of the Lee Ranch Coal Company (the Company) Retirement and Savings Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

Effective at the end of the day on December 31, 2002, the Plan was merged into the Lee Ranch Coal Company Retirement and Savings Plan for Salaried Employees (the Salaried Plan). All of the Plan's assets were merged with the assets of the Salaried Plan on that date to form the Lee Ranch Coal Company Retirement and Savings Plan. Effective at the end of the day on December 31, 2002, the Plan's participants became participants in the Lee Ranch Coal Company Retirement and Savings Plan.

GENERAL

The Plan is a defined contribution plan covering all hourly employees of the Company. Employees are eligible for participation in the Plan on the date of their employment or any time afterward. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan allows participants to invest among several mutual funds and common/ collective trusts. Effective October 2001, the Plan allows participants to invest in the Peabody Energy Stock Fund, as a result of Peabody Energy Corporation's initial public offering of common stock in May 2001. All investments in the Plan are participant-directed.

CONTRIBUTIONS

Each year, participants may contribute from 2% to 50% of pretax or after-tax annual compensation, as defined in the Plan. Prior to April 1, 2002, participants could contribute up to 16% of pretax or after-tax annual compensation, as defined in the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan.

                      Lee Ranch Coal Company Retirement and
                        Savings Plan for Hourly Employees

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

Effective April 1, 2002, in the calendar year that a participant is age 50 or older and each year thereafter, certain participants meeting additional specific criteria will be permitted to make catch-up contributions to the Plan. Participants will be able to contribute amounts over and above the maximum otherwise permitted by the Plan, subject to certain limitations.

The Company makes matching contributions of an amount equal to 100% of the first 4% of compensation that a participant contributes to the Plan on a pretax basis. After a participant's pretax contributions reach the pretax limit established by the Internal Revenue Service (IRS), the Company matches an amount equal to 100% of the first 4% of compensation that a participant contributes to the Plan on an after-tax basis. Prior to April 1, 2002, the Company made matching contributions of an amount equal to 100% of the first 3% of compensation that a participant contributed to the Plan on a pretax basis. Participants direct the investment of employer matching contributions. All contributions are subject to certain limitations.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based on years of continuous service. Employer matching contributions become 20% vested for each year of service, as defined, with 100% vesting after five years of service. A year of service is defined as any 12-month period during which the employee completes at least 1,000 hours of service.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with the prime interest rate as published in The Wall Street Journal on the first business day of the month in which the loan was made. Principal and interest is paid ratably through payroll deductions.

                      Lee Ranch Coal Company Retirement and
                        Savings Plan for Hourly Employees

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

PAYMENT OF BENEFITS

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. A participant may also elect to take a withdrawal of all or a portion of his or her employee after-tax contribution account after being a participant for three months. This withdrawal cannot be made more than once in any three-month period. Withdrawals in cases of hardship, as defined in the Plan, are also permitted.

FORFEITED ACCOUNTS

Employer contributions are reduced by forfeitures of nonvested amounts. The forfeiture credits amounted to $2,242 and $0 for the years ended December 31, 2002 and 2001, respectively. As of December 31, 2002, a cumulative balance of $35,856 exists that represents unapplied forfeitures.

ADMINISTRATIVE EXPENSES

Most administrative expenses of the Plan are paid by the Company. Loan fees are paid by participants.

OTHER EXPENSES

Other expenses, consisting of administrative expenses, amounted to $2,315 and $2,245 for the years ended December 31, 2002 and 2001, respectively.

                      Lee Ranch Coal Company Retirement and
                        Savings Plan for Hourly Employees

                    Notes to Financial Statements (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates.

VALUATION OF INVESTMENTS AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units in common/collective trust are valued at net asset value at year-end. The stock fund is valued at year-end unit closing price (comprised of the year-end market price plus any uninvested cash position). Participant loans are valued at cost, which approximates market value.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

                      Lee Ranch Coal Company Retirement and
                        Savings Plan for Hourly Employees

                    Notes to Financial Statements (continued)

3. INVESTMENTS

The Plan's investments (including investments purchased or sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                     2002             2001
                                 ----------------------------
Mutual funds                     $   (880,292)    $  (434,582)
Peabody Energy Stock Fund                 508             580
                                 ------------     -----------

                                 $   (879,784)    $  (434,002)
                                 ============     ===========

Investments that represent 5% or more of the fair value of the Plan's net assets at December 31 are as follows:

                                         2002            2001
                                       -------------------------
Mutual funds:
 Vanguard 500 Index Fund               $       -     $ 1,683,836
 Vanguard Windsor II Fund                      -         550,006
Common/collective trust:
 Vanguard Retirement Savings Trust             -       3,158,408

All investments in the Plan are participant-directed.

4. INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated May 2, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. The Plan's sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Lee Ranch Coal Company Retirement and Savings Plan for Hourly Employees has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                     Lee Ranch Coal Company Retirement and
                                     Savings Plan for Hourly Employees

Date: June 20, 2003                    By:  /s/ SHARON D. FIEHLER
                                           -------------------------------------
                                            Sharon D. Fiehler

                                            Peabody Energy Corporation
                                            Executive Vice President,
                                            Human Resources & Administration

                                  EXHIBIT INDEX

The exhibits below are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
  No.                      Description of Exhibit
-------                    ----------------------
  23           Consent of Ernst & Young LLP, Independent Auditors

 99.1          Certification of the December 31, 2002 Annual Report on Form 11-K, pursuant to
               Section 906 of the Sarbanes-Oxley Act of 2002, by the Principal Executive Officer
               of the Plan and Principal Financial Officer of the Plan.